UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission file number:

001-34886

Elster Group SE

(Translation of registrant’s name into English)

Frankenstrasse 362

45133 Essen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ELSTER GROUP SE

FORM 6-K

This report on Form 6-K contains an announcement of Elster Group SE (“Elster”) dated August 28, 2012 with respect to (a) the expiration of the initial offering period of the previously-announced cash tender offer (the “Tender Offer”) by Mintford AG, an indirect wholly owned subsidiary of Melrose PLC, to purchase all issued and outstanding American Depositary Shares (“ADSs”) and ordinary shares of Elster, and (b) certain resignations from, and appointments to, the Administrative Board of Elster.

As a result of the Tender Offer, a change of control event was triggered under the indenture governing the €250,000,000 6.25% Senior Notes due 2018 and the €590,000,000 Multicurrency Revolving Credit and Guarantee Facilities for Elster and certain of its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Thomas Preute
Name: Thomas Preute
Title: Managing Director and Chief Legal Officer

By:	/s/ Bradley Fry
Name: Bradley Fry
Title: Authorized Signatory and VP International Accounting

Date: August 28, 2012

Press release

ELSTER ANNOUNCES BOARD AND MANAGEMENT CHANGES FOLLOWING SUCCESSFUL MELROSE TENDER OFFER

ESSEN, Germany, August 28, 2012 — Elster (NYSE: ELT) announced today that the initial offering period of the previously-announced cash tender offer by Mintford AG, a wholly-owned subsidiary of Melrose PLC, to acquire all outstanding ordinary shares and American Depositary Shares (ADSs) of Elster Group SE expired at 12:00 midnight, New York City time on August 22, 2012. Such transaction had been approved by the administrative board of Elster.

The tender agent for the tender offer has advised Melrose that as of the expiration of the initial offering period, approximately 99.35 percent of the total share capital of Elster was tendered, which includes 17,412,069 ordinary shares of Elster and 41,338,334 ADSs of Elster that had been validly tendered and not validly withdrawn pursuant to the tender offer and an additional 1,162,322 ADSs tendered subject to guaranteed delivery procedures. Mintford AG has accepted for payment, and indicated that it expects to promptly pay for, all ordinary shares and ADSs of Elster validly tendered and not validly withdrawn on or prior to the expiration of the initial tender offer.

With effect as of August 24, 2012, all members of the administrative board of Elster Group SE resigned from their office. Simon Beresford-Wylie also resigned from his office as managing director and chief executive officer (CEO), and Rainer Beaujean resigned from his office as managing director and chief financial officer (CFO), in each case, as of August 24, 2012.

Also with effect as of August 24, 2012, the local court of Essen, Germany, appointed new members of the administrative board of Elster Group SE. For more information about the new board members, please visit www.elster.com.

About Elster

Elster (NYSE: ELT) is one of the world’s largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced Smart Metering, demand response, networking and software solutions, and numerous related communications and services – key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications.

For more information about Elster, please visit www.elster.com and follow us on Twitter at www.elster.com/twitter.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase ordinary shares of Elster or American Depositary Shares of Elster will only be made pursuant to the offer to purchase, the letters of transmittal and related documents which were filed with the Securities and Exchange Commission (“SEC”) on July 9, 2012 (along with any subsequent amendments). Elster security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that was filed by Elster on July 9, 2012 (along with any subsequent amendments) regarding the tender offer as they contain important information. Elster security holders may obtain free copies of these statements and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer. The solicitation/recommendation statement and related documents may be obtained by directing such requests to Elster, Attention: Investor Relations, 208 S. Rogers Lane, Raleigh, NC 27610, +1 919 250 5595.

Forward-Looking Statements

This release contains forward-looking statements with respect to certain of Elster's current expectations and projections about future events. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of certain court processes required to effectuate the appointments described herein. Elster is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.